K&L Gates LLP 1 Park Plaza Twelfth Floor Irvine, CA 92614 T +1 949 253 0900 F +1 949 253 0902 klgates.com

October 16, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attn:	J. Nolan McWilliams, Attorney-Advisor

Re:	ADOMANI, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted September 5, 2017
CIK No. 0001563568

Ladies and Gentlemen:

ADOMANI, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated October 2, 2017 (the “Comment Letter”) with respect to the above-referenced confidential draft Registration Statement on Form S-1 (the “Draft Registration Statement”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, we are concurrently sending to the Staff three marked copies of the Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Commission via EDGAR as of the date hereof, marked against the Draft Registration Statement. If the Staff would like additional hard copies, please so advise and we would be happy to provide such additional copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement.

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response: The Company respectfully advises the Staff that neither it, nor anyone authorized to act on its behalf, has provided written communications to potential investors in reliance on Section 5(d) of the Securities Act in connection with the offering contemplated by the Registration Statement. In the event the Company presents any such written communications to potential investors, the Company will provide the Staff with copies thereof on a supplemental basis.

Registration Statement Cover Page

2.	It appears that you will be conducting an offering on continuous basis. Please advise why you have not checked the Rule 415 box on the cover page. We also note that you have not included Rule 415 undertakings. Please revise or advise.

Company Response: The Company has revised the cover page and page II-5 of the Registration Statement in response to the Staff’s comment.

Capitalization, page 36

3.	We note that you intend to use proceeds from the offering to repay debt. Please revise your capitalization table on a pro forma basis to reflect the repayment of debt from proceeds of the offering.

Company Response: The Company has revised pages 37 and 38 of the Registration Statement in response to the Staff’s comment.

Business, page 56

4.	Please discuss the material aspects of your arrangement with the OEM partner referenced in the first paragraph on page 66.

Company Response: The Company has revised page 64 of the Registration Statement in response to the Staff’s comment.

5.	Please discuss in greater detail the operations of ADOMANI China, including the timelines and associated costs and any contingencies such as raising additional funds. We note that you contemplate allocating a portion of the proceeds of this offering to develop the operations of ADOMANI China.

Company Response: The Company has revised pages 4 and 61 of the Registration Statement in response to the Staff’s comment to reflect that the Company is in the early stages of developing its strategy for entering the China market. The Company respectfully advises the Staff that as a result of preliminary stage of the Company’s entry into the China market, it is unable to provide a specific timeline, an estimate of associated costs or material contingencies for entering the China market.

Our Solution, page 61

6.	We note your disclosure that you “design, manufacture and install advanced zero-emission electric and hybrid vehicles.” Please disclose where you manufacture electric and hybrid vehicles and how many you have manufactured to date.

Company Response: The Company has revised pages 1, 2, 42, 54 and 59 of the Registration Statement in response to the Staff’s comment.

Partnership/Teaming Agreements, page 67

7.	We note your disclosure that you have agreements with Blue Bird Corporation, GreenPower Motor Company, Inc., Central States Bus Sales, ADOMANI/Rewood/TSI, and China Low-Carbon Industry Investment Center International Committee. Please describe the material terms of each agreement and, to the extent you are substantially dependent on an agreement or it is otherwise material, please file it as an exhibit to the registration statement.

Company Response: The Company respectfully advises the Staff that a brief description of the material terms of its agreements with Blue Bird Corporation, GreenPower Motor Company, Inc., Central States Bus Sales, Redwood/TSI and China Low-Carbon Industry Investment Center International Committee appears on page 66 of the Registration Statement. The Company further advises the Staff that the Company is not substantially dependent on any of such agreements, as none of these agreements include minimum purchase or sales requirements or otherwise obligate the Company to incur any material costs. The Company has revised the disclosure on pages 65 and 66 of the Registration Statement to clarify the nature of these agreements.

Management

Executive Officers and Directors, page 74

8.	Please discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Company Response: The Company has revised pages 73 and 74 of the Registration Statement in response to the Staff’s comment.

Notes to the Unaudited Consolidated Financial Statements, page F-20

9.	We note from disclosures provided in your filing that you have issued warrants to purchase shares of your common stock which 1,799,659 shares are issuable upon the exercise of warrants outstanding as of June 30, 2017. In this regard, please revise your notes to the financial statements to comply with the disclosure requirements in ASC 505-50-50-1 which requires disclosures similar to those required by paragraphs ASC 718-10-50-1 through 50-2.

Company Response: The Company has revised page F-24 of the Registration Statement in response to the Staff’s comment.

Item 15. Recent Sales of Unregistered Securities, page II-2

10.	Please disclose the exemption from registration claimed for transactions listed in subsection (a) on pages II-2 through II-4. Refer to Item 701(d) of Regulation S-K.

Company Response: The Company has revised page II-4 of the Registration Statement in response to the Staff’s comment.

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If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or email me at Michael.Hedge@klgates.com.

Sincerely,

/s/ Michael A. Hedge

K&L Gates LLP

Michael A. Hedge

cc:

Tonya K. Aldave, U.S. Securities and Exchange Commission

Effie Simpson, U.S. Securities and Exchange Commission

Jean Yu, U.S. Securities and Exchange Commission

James L. Reynolds, ADOMANI, Inc.

Michael K. Menerey, ADOMANI, Inc.

Matthew A. Susson, K&L Gates LLP

Andrew D. Thorpe, Orrick, Herrington & Sutcliffe LLP

Melissa V. Frayer, Orrick, Herrington & Sutcliffe LLP